Filed pursuant to Rule 433

Dated March 5, 2019

Registration No. 333-211791

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated March 5, 2019 and Prospectus dated June 2, 2016)

$1,000,000,000 3.900% Senior Notes due 2024

Pricing Term Sheet

Issuer:	Lloyds Banking Group plc (“LBG”)
Expected Issue Ratings*:	A3 / BBB+ / A+ (Moody’s, S&P, Fitch)
Status:	Senior, Unsecured
Format:	SEC Registered Global Notes – Fixed Rate
Principal Amount:	$1,000,000,000
Pricing Date:	March 5, 2019
Expected Settlement / Issue Date**:	March 12, 2019 (T+5)
Maturity Date:	March 12, 2024
Coupon:	3.900%
Interest Payment Dates:	Semi-annually on March 12 and September 12, commencing September 12, 2019
Benchmark Treasury:	2.375% due February 29, 2024
Benchmark Treasury Price / Yield:	99-08+ / 2.533%
Spread to Benchmark Treasury:	UST + 140 bps
Re-Offer Yield:	3.933%
Re-Offer Price:	99.852%
Underwriting Commission:	0.250%
All-In Price:	99.602%
Net Proceeds to Issuer:	$996,020,000
Loss Absorption Disqualification Event Redemption:	The Issuer may, at its option (but subject to, if and to the extent then required by the Relevant Regulator (as defined in the relevant prospectus supplement for the Senior Notes) or the Loss Absorption Regulations (as defined in the relevant prospectus supplement for the Senior Notes), its giving notice to the Relevant Regulator and the Relevant Regulator granting it permission), redeem only all but not some of the Senior Notes outstanding at any time at 100% of their principal amount plus interest if, immediately prior to the giving of the notice referred to above, it notifies the Trustee that a Loss Absorption

Disqualification Event (as defined in the relevant prospectus supplement for the Senior Notes) has occurred (as further described under “Description of the Senior Notes — Loss Absorption Disqualification Event Redemption” in the relevant prospectus supplement for the Senior Notes).
Agreement with Respect to the Exercise of the U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Senior Notes, the holders and beneficial owners of the Senior Notes will be required to agree that by purchasing or acquiring the Senior Notes, they acknowledge, accept, agree to be bound by and consent to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into shares or other securities or other obligations of LBG or another person; and/or (iii) the amendment or alteration of the maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which U.K. bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. Each holder and beneficial owner of the Senior Notes will further be required to acknowledge and agree that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

For these purposes, a “U.K. bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to LBG or its affiliates, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the Banking Act as the same has been or may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), secondary legislation or otherwise), pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K.

bail-in power.
Events of Default; Defaults; Limitation of Remedies:

Events of Default

An “Event of Default” with respect to the Senior Notes shall result if:

•

a court of competent jurisdiction makes an order which is not successfully appealed within 30 days; or

•

an effective shareholders’ resolution is validly adopted,

for the winding-up of LBG, other than under or in connection with a scheme of amalgamation or reconstruction not involving a bankruptcy or insolvency.

If an Event of Default occurs, the Trustee or the holder or holders of at least 25% in aggregate principal amount of the outstanding Senior Notes of the relevant series may declare to be due and payable immediately in accordance with the terms of the Indenture the principal amount of, and any accrued but unpaid interest, and any Additional Amounts (as defined in the Indenture), on the Senior Notes of that series.

Defaults

A “Default” with respect to the Senior Notes shall result if:

•

any installment of interest in respect of the Senior Notes of the relevant series is not paid on or before its Interest Payment Date and such failure continues for 14 days; or

•

all or any part of the principal of the Senior Notes of the relevant series is not paid when it otherwise becomes due and payable, whether upon redemption or otherwise, and such failure continues for seven days.

If a Default occurs, the Trustee may commence a proceeding for the winding-up of LBG, provided that the Trustee may not declare the principal amount of, or any other amount in respect of, any outstanding Senior Notes to be due and payable (except in a winding-up of LBG, as provided above under “Events of Default”).

Notwithstanding any contrary provisions, nothing shall impair the right of a holder, absent the holder’s consent, to sue for any payments due but unpaid with respect to the Senior Notes.

Governing Law:	The Senior Notes and the Indenture will be governed by the laws of the State of New York.
Day Count Fraction:	30/360
Denominations:	$200,000 and integral multiples of $1,000 in excess thereof
Business Days:	Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London.
Business Day Convention:	Following, unadjusted
Expected Listing:	New York Stock Exchange

Joint Book-Running Managers:	Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Lloyds Securities Inc.
ISIN:	US53944YAH62
CUSIP:	53944YAH6
Target Market:	MiFID II professionals/ECPs-only - No PRIIPs KID***

*Note: A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Banking Group plc and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Lloyds Securities Inc. collect at 1-212-930-5000.

**We currently expect delivery of the Senior Notes to occur on or about March 12, 2019, which will be the fifth business day following the pricing of the Senior Notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of pricing or the next two succeeding Business Days will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes who wish to trade Senior Notes on the date of pricing or the next two succeeding Business Days should consult their own advisors.

***MIFID II product governance / Professional investors and ECPs only target market / PROHIBITION OF SALES TO EEA RETAIL INVESTORS – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.

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